May 13, 2019

Randall M. Chesler
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

       Re: Glacier Bancorp, Inc.
           Registration Statement on Form S-4
           Filed May 6, 2019
           File No. 333-231241

Dear Mr. Chesler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services